Exhibit 99.1 Itaú Unibanco Code of EthicsExhibit 99.1 Itaú Unibanco Code of Ethics

Good faith and our professional Message from Senior Management 03 28 conduct Summary Our Corporate Identity 05 Corporate governance 07 35 Information and know-how Compliance with laws, rules and regulations 08 37 Kinship and proximity Work Relations 09 39 41 How we interact with our 10 with clients, suppliers and business partners stakeholders Gifts and contributions 43 Clients and users 12 Code of Ethics scope, management, Shareholders and investors 14 45 and use Suppliers 16 Doubts about what decision should be taken? 46 Competitors 18 Itaú Unibanco Code of Ethics Public sector, political and 48 20 Channels for guidance and reporting governmental relations 49 Disciplinary actions The third sector 51 22 Media 24 Community 26 02 | SumárioGood faith and our professional Message from Senior Management 03 28 conduct Summary Our Corporate Identity 05 Corporate governance 07 35 Information and know-how Compliance with laws, rules and regulations 08 37 Kinship and proximity Work Relations 09 39 41 How we interact with our 10 with clients, suppliers and business partners stakeholders Gifts and contributions 43 Clients and users 12 Code of Ethics scope, management, Shareholders and investors 14 45 and use Suppliers 16 Doubts about what decision should be taken? 46 Competitors 18 Itaú Unibanco Code of Ethics Public sector, political and 48 20 Channels for guidance and reporting governmental relations 49 Disciplinary actions The third sector 51 22 Media 24 Community 26 02 | Sumário

Message from Senior As you know, we Management. believe that We have the constant challenge of serving our clients with excellence and exceeding their expectations, under a “Ethics is setting of intense competition. non-negotiable.”. Our current environment is one of rapid and intense transformations both in technology and consumption habits, making this challenge even more difficult. At the same time, we must deliver outstanding results while conducting ourselves in a manner that is both ethical and aligned with our values, as this is essential to ensuring that those results are sustainable. 03 | Message from Senior ManagementMessage from Senior As you know, we Management. believe that We have the constant challenge of serving our clients with excellence and exceeding their expectations, under a “Ethics is setting of intense competition. non-negotiable.”. Our current environment is one of rapid and intense transformations both in technology and consumption habits, making this challenge even more difficult. At the same time, we must deliver outstanding results while conducting ourselves in a manner that is both ethical and aligned with our values, as this is essential to ensuring that those results are sustainable. 03 | Message from Senior Management

In order to ensure that all employees know and follow the proper conduct in their daily activities, we created our Code of Ethics, which has just been updated.

The goal of this update was to adapt the document to our current environment, in order to make its content clearer and objective, resulting in a text that is more friendly and easier to read.

The Code of Ethics is now divided into four strategic pillars: "Our Corporate Identity," "How we interact with our stakeholders," "Good faith and professional conduct," and "How we manage conflicts of interest."

It is important to keep in mind that the Itaú Unibanco Code of Ethics should be constantly consulted by all employees, throughout the organization, regardless of their department or role.

It serves both an educational and a disciplinary purpose, emphasizing the importance of ethics in everything we do, and guiding us to practice ethics every day by conducting ourselves in a manner that is appropriate and consistent with our values.

Take this opportunity to read our Code of Ethics and become familiar with its updated content. In these new times, everyone's commitment to the values that have guided us for more than 90 years is even more essential for us to build an organization that is ever stronger, more agile, and a source of pride for us all.

São Paulo, November 2019.

Pedro Moreira Salles e Roberto Setubal
Copresidentes do Conselho de Administração

Candido Bracher
CEO

04 | Message from Senior Management

Our corporate identityOur corporate identity

growth and efficiency, based Therefore, we strive to establish on ethical business conduct, long-lasting relationships with our We are a transparency and sustainable stakeholders, value the permanent development, in all countries satisfaction of our clients, assess the where we are present. company that socio-environmental impacts of our financial activities, conduct business Just as the personality traits of a with integrity and transparency, and focuses on client person make him or her individual, employ practices that contribute to every lasting organization has a the creation of shared value. corporate identity that makes it satisfaction, unique. These traits of Itaú Unibanco identity are, above all, defined in our organizational culture and in the guidelines and practices summarized Itaú Unibanco is below. an organization that prides itself in doing business with integrity and ethics... 06 | Our Corporate Identitygrowth and efficiency, based Therefore, we strive to establish on ethical business conduct, long-lasting relationships with our We are a transparency and sustainable stakeholders, value the permanent development, in all countries satisfaction of our clients, assess the where we are present. company that socio-environmental impacts of our financial activities, conduct business Just as the personality traits of a with integrity and transparency, and focuses on client person make him or her individual, employ practices that contribute to every lasting organization has a the creation of shared value. corporate identity that makes it satisfaction, unique. These traits of Itaú Unibanco identity are, above all, defined in our organizational culture and in the guidelines and practices summarized Itaú Unibanco is below. an organization that prides itself in doing business with integrity and ethics... 06 | Our Corporate Identity

For more information, Corporate please refer to our policies regarding: governance. >> Corporate Governance. >> Sustainability and We align the activities, businesses, and operations Socio-environmental of the companies that are part of our organization Responsibility. with the Purpose, Vision, Culture, and principles laid out in this Code, as well as with the needs of >> Crime Prevention. our stakeholders and the other commitments set forth in our policies. >> Compliance. >> Integrated Operational Risk Management, and Internal Controls. To access the policies listed above, go to: https://itau.com.br/relacoes-com-investidores > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies 07 | Our Corporate Identity > Corporate governanceFor more information, Corporate please refer to our policies regarding: governance. >> Corporate Governance. >> Sustainability and We align the activities, businesses, and operations Socio-environmental of the companies that are part of our organization Responsibility. with the Purpose, Vision, Culture, and principles laid out in this Code, as well as with the needs of >> Crime Prevention. our stakeholders and the other commitments set forth in our policies. >> Compliance. >> Integrated Operational Risk Management, and Internal Controls. To access the policies listed above, go to: https://itau.com.br/relacoes-com-investidores > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies 07 | Our Corporate Identity > Corporate governance

We follow the ethical and self-regulatory guidelines of the business associations Laws, rules and to which we are affiliated. regulations. We promote, among our management and employees, the perception We comply with all laws, rules and regulations of the countries in which we do business. that laws, rules and regulations do not address We maintain policies and practices for preventing the ethical considerations of every situation. and transnational corruption, in compliance Therefore, we encourage reflection, with Federal Law no. 12.846, dated Aug. 01, 2013, from an ethical point of view, on how known as the Anticorruption Law, and with other our actions influence our stakeholders, international laws; as well as money laundering society, and the environment, and not only from a legal perspective. committing fraud or other criminal or illegal acts. 08 | Our Corporate Identity > Laws, rules and regulationsWe follow the ethical and self-regulatory guidelines of the business associations Laws, rules and to which we are affiliated. regulations. We promote, among our management and employees, the perception We comply with all laws, rules and regulations of the countries in which we do business. that laws, rules and regulations do not address We maintain policies and practices for preventing the ethical considerations of every situation. and transnational corruption, in compliance Therefore, we encourage reflection, with Federal Law no. 12.846, dated Aug. 01, 2013, from an ethical point of view, on how known as the Anticorruption Law, and with other our actions influence our stakeholders, international laws; as well as money laundering society, and the environment, and not only from a legal perspective. committing fraud or other criminal or illegal acts. 08 | Our Corporate Identity > Laws, rules and regulations

We provide equal hiring and career advancement opportunities through Work our recruitment, selection and promotion processes, while seeking relations. to identify the competencies that are most suitable for the position at hand. >> Our compensation, promotion and We respect human rights and the laws that promote recognition practices are based on diversity. More than a part of our culture and beliefs, meritocracy criteria. we are certain that this contributes to a positive organizational environment, increases creative >> We promote and offer training potential, encourages the creation of value and programs and professional courses, improves our organizational image. as well as workplace health and safety education. Therefore, we have adopted policies and practices to promote diversity and prevent and combat >> We guarantee our employees’ all discrimination, harassment, prejudice and right to collective bargaining and to undignified working conditions(such as child or freely pursue political, religious and forced labor). labor union associations. 09 | Our Corporate Identity > Work relationsWe provide equal hiring and career advancement opportunities through Work our recruitment, selection and promotion processes, while seeking relations. to identify the competencies that are most suitable for the position at hand. >> Our compensation, promotion and We respect human rights and the laws that promote recognition practices are based on diversity. More than a part of our culture and beliefs, meritocracy criteria. we are certain that this contributes to a positive organizational environment, increases creative >> We promote and offer training potential, encourages the creation of value and programs and professional courses, improves our organizational image. as well as workplace health and safety education. Therefore, we have adopted policies and practices to promote diversity and prevent and combat >> We guarantee our employees’ all discrimination, harassment, prejudice and right to collective bargaining and to undignified working conditions(such as child or freely pursue political, religious and forced labor). labor union associations. 09 | Our Corporate Identity > Work relations

How we interact with our stakeholdersHow we interact with our stakeholders

In the course of our daily business activities, we interact with many different audiences, including individuals, organizations, and societies, and we perform For that reason, we encourage dialogue and cooperation with our different roles during these interactions. Among these audiences, Accordingly, audiences and seek to harmonize we make special mention of our clients, users, shareholders, their interests with our own. we strive to investors, suppliers, competitors, government agencies, the third We welcome their suggestions sector, the media, our employees, and society at large. transform and criticisms to improve our our customer performance, just as we answer In every interaction, we seek to share values and actions that their questions diligently and services into will promote the common good and sustainable development. correctly, and continuously seek to opportunities for improve our products and services, involved, ensuring the continuity of their relationships. as well as our relationships creating value. 11 | How we interact with our stakeholdersIn the course of our daily business activities, we interact with many different audiences, including individuals, organizations, and societies, and we perform For that reason, we encourage dialogue and cooperation with our different roles during these interactions. Among these audiences, Accordingly, audiences and seek to harmonize we make special mention of our clients, users, shareholders, their interests with our own. we strive to investors, suppliers, competitors, government agencies, the third We welcome their suggestions sector, the media, our employees, and society at large. transform and criticisms to improve our our customer performance, just as we answer In every interaction, we seek to share values and actions that their questions diligently and services into will promote the common good and sustainable development. correctly, and continuously seek to opportunities for improve our products and services, involved, ensuring the continuity of their relationships. as well as our relationships creating value. 11 | How we interact with our stakeholders

Clients and users. Clients and users are our reason for being. We place them at the center of our activities in order to identify and meet their needs and expectations, and to constantly improve our actions. This is our way of operating in the banking and services industry. In light of that: 12 | How we interact with our stakeholders > Clients and usersClients and users. Clients and users are our reason for being. We place them at the center of our activities in order to identify and meet their needs and expectations, and to constantly improve our actions. This is our way of operating in the banking and services industry. In light of that: 12 | How we interact with our stakeholders > Clients and users

We must It is unacceptable to >> Obtain results at any cost, creating unrealistic expectations >> Respect their freedom of choice by providing them with clear, about our products or services, or inducing clients and users to make accurate and timely information so that they may make informed mistakes, thereby downgrading their needs and interests. say on whether or not to acquire or keep a product or service. >> Engage in practices such as tie-in sales or other means of forcing or coercing clients into doing business. >> ! and solutions that will help people and companies maintain a healthy >> Complete the sale of products or services without the definitive and productive relationship with their monetary assets. and formal agreement of the client. >> Value our clients’ diversity and understand that this proposition is >> Disseminate unfounded information, advise or negotiate based on key for the success of our organization, while paying special attention rumors or unreliable or unlawful data, which may lead to losses for the to offering them products and services that are adequate to their parties involved. # >> Discriminate, exclude or restrict clients based on gender, culture, >> Use contracts that are easy to understand and that clearly state the ethnicity, race, color, social status, religion, age, marital status, sexual rights and duties of each party, and point out and explain any risks, in orientation, political or philosophical convictions, permanent or order to avoid questions or misunderstandings. temporary physical characteristics, disabilities, country of origin, or any other reason. >> Offer customer service channels that are prepared to attentively listen to our clients and users, and to receive and promptly address To learn more about the subject, please refer to our Institutional their requests, complaints, and suggestions. These channels must also Policy on Client Relations and Users of Financial Products and be safe, in order to protect their privacy and ensure that their data are Services. treated in an ethical manner. 13 | How we interact with our stakeholders > Clients and usersWe must It is unacceptable to >> Obtain results at any cost, creating unrealistic expectations >> Respect their freedom of choice by providing them with clear, about our products or services, or inducing clients and users to make accurate and timely information so that they may make informed mistakes, thereby downgrading their needs and interests. say on whether or not to acquire or keep a product or service. >> Engage in practices such as tie-in sales or other means of forcing or coercing clients into doing business. >> ! and solutions that will help people and companies maintain a healthy >> Complete the sale of products or services without the definitive and productive relationship with their monetary assets. and formal agreement of the client. >> Value our clients’ diversity and understand that this proposition is >> Disseminate unfounded information, advise or negotiate based on key for the success of our organization, while paying special attention rumors or unreliable or unlawful data, which may lead to losses for the to offering them products and services that are adequate to their parties involved. # >> Discriminate, exclude or restrict clients based on gender, culture, >> Use contracts that are easy to understand and that clearly state the ethnicity, race, color, social status, religion, age, marital status, sexual rights and duties of each party, and point out and explain any risks, in orientation, political or philosophical convictions, permanent or order to avoid questions or misunderstandings. temporary physical characteristics, disabilities, country of origin, or any other reason. >> Offer customer service channels that are prepared to attentively listen to our clients and users, and to receive and promptly address To learn more about the subject, please refer to our Institutional their requests, complaints, and suggestions. These channels must also Policy on Client Relations and Users of Financial Products and be safe, in order to protect their privacy and ensure that their data are Services. treated in an ethical manner. 13 | How we interact with our stakeholders > Clients and users

Shareholders and investors. In order to preserve the specific interests of shareholders and investors, Itaú Unibanco considers that: 14 | How we interact with our stakeholders > Shareholders and investorsShareholders and investors. In order to preserve the specific interests of shareholders and investors, Itaú Unibanco considers that: 14 | How we interact with our stakeholders > Shareholders and investors

We must It is unacceptable to >> Provide clear, accurate and objective information to support >> Close a business deal or conduct an operation in a way that informed decisions, thereby increasing the company’s transparency. exclusively serves the individual interests of shareholders, managers or third parties. $$% so as to convey the relevant information in a rigorous and clear manner >> Be closed to suggestions, criticism or questions made by and support appropriate decision-making. shareholders or investors, or not respond to them in a prompt, appropriate and professional manner. >> Adopt transparent, objective and impartial practices to monitor and &' >> Benefit from privileged information in the purchase or sale of Unibanco. financial assets (stocks, securities, etc.), either directly or through third parties. >> Comply with the norms and policies for negotiating the company’s stock and securities, whether pertaining to controlled or controlling >> Take advantage of opportunities or business prospects identified companies, and for publishing the relevant information in accordance by the Itaú Unibanco companies in order to benefit from them, to the with corporate policies approved by the Board and disclosed publically. Everyone who agrees to these policies is obliged to follow them. detriment of shareholders and investors. $$% >> Divulge or provide, in a non-equitable manner, any information and prevent any securities transactions based on privileged that is not in the public domain and may influence our investors’ information, in order to contribute to a healthy and fair secondary decision making. market for the company’s shares. 15 | How we interact with our stakeholders > Shareholders and investorsWe must It is unacceptable to >> Provide clear, accurate and objective information to support >> Close a business deal or conduct an operation in a way that informed decisions, thereby increasing the company’s transparency. exclusively serves the individual interests of shareholders, managers or third parties. $$ % so as to convey the relevant information in a rigorous and clear manner >> Be closed to suggestions, criticism or questions made by and support appropriate decision-making. shareholders or investors, or not respond to them in a prompt, appropriate and professional manner. >> Adopt transparent, objective and impartial practices to monitor and & ' >> Benefit from privileged information in the purchase or sale of Unibanco. financial assets (stocks, securities, etc.), either directly or through third parties. >> Comply with the norms and policies for negotiating the company’s stock and securities, whether pertaining to controlled or controlling >> Take advantage of opportunities or business prospects identified companies, and for publishing the relevant information in accordance by the Itaú Unibanco companies in order to benefit from them, to the with corporate policies approved by the Board and disclosed publically. Everyone who agrees to these policies is obliged to follow them. detriment of shareholders and investors. $$ % >> Divulge or provide, in a non-equitable manner, any information and prevent any securities transactions based on privileged that is not in the public domain and may influence our investors’ information, in order to contribute to a healthy and fair secondary decision making. market for the company’s shares. 15 | How we interact with our stakeholders > Shareholders and investors

Suppliers. Companies like Itaú Unibanco, along with their sup- pliers, service providers and business partners, form value chains. responsibility Our sphere of responsibility is therefore as extensive as our relationship network. In light of that: 16 | How we interact with our stakeholders > SuppliersSuppliers. Companies like Itaú Unibanco, along with their sup- pliers, service providers and business partners, form value chains. responsibility Our sphere of responsibility is therefore as extensive as our relationship network. In light of that: 16 | How we interact with our stakeholders > Suppliers

We must It is unacceptable to >> Adopt objective, transparent, honest and impartial criteria >> Tolerate any violation of human rights, or undignified labor (such in selecting and hiring our suppliers, fostering ethics in all our as child labor, forced labor, or similar), unhealthy or dangerous work relationships and never allowing for any kind of favoritism. conditions, physical or psychological abuse, or the hiring of suppliers who do not respect the dignity of their workers or do not promote fair >> Support the sustainable development of suppliers, promoting and impartial opportunities. dignified work conditions, fair competition and compliance with legal, labor, environmental, health and safety requirements, with >> Maintain business or personal ties with suppliers that may special emphasis on combating illegal or criminal practices, including influence decision making and compromise our impartiality. corruption, influence peddling, fraud, money laundering and smuggling, to name a few. >> Share strategic information that may compromise transparency or impartiality in our bidding processes. For more information about the subject, please refer to our Code of Supplier Relations. To access the policies stated above, go to: https://itau.com.br/ fornecedores 17 | How we interact with our stakeholders > SuppliersWe must It is unacceptable to >> Adopt objective, transparent, honest and impartial criteria >> Tolerate any violation of human rights, or undignified labor (such in selecting and hiring our suppliers, fostering ethics in all our as child labor, forced labor, or similar), unhealthy or dangerous work relationships and never allowing for any kind of favoritism. conditions, physical or psychological abuse, or the hiring of suppliers who do not respect the dignity of their workers or do not promote fair >> Support the sustainable development of suppliers, promoting and impartial opportunities. dignified work conditions, fair competition and compliance with legal, labor, environmental, health and safety requirements, with >> Maintain business or personal ties with suppliers that may special emphasis on combating illegal or criminal practices, including influence decision making and compromise our impartiality. corruption, influence peddling, fraud, money laundering and smuggling, to name a few. >> Share strategic information that may compromise transparency or impartiality in our bidding processes. For more information about the subject, please refer to our Code of Supplier Relations. To access the policies stated above, go to: https://itau.com.br/ fornecedores 17 | How we interact with our stakeholders > Suppliers

Competitors. Competition is essential for clients and users to be able to exercise their freedom of choice. However, we must fight against three types of practices: >> Unfair competition, which uses guile and deceit to favor some companies to the detriment of others; >> The formation of trusts or cartels, which rig the market, directly harming the buyers of goods or services; >> Unilateral practices, which are in detriment of competitive dynamics in markets where we have a relevant presence. For this reason: 18 | How we interact with our stakeholders > CompetitorsCompetitors. Competition is essential for clients and users to be able to exercise their freedom of choice. However, we must fight against three types of practices: >> Unfair competition, which uses guile and deceit to favor some companies to the detriment of others; >> The formation of trusts or cartels, which rig the market, directly harming the buyers of goods or services; >> Unilateral practices, which are in detriment of competitive dynamics in markets where we have a relevant presence. For this reason: 18 | How we interact with our stakeholders > Competitors

We must It is unacceptable to >> Promote and carry out any act of economic espionage or obtain >> Comply with the rules of free market and respect the reputation information about a competitor’s plans or actions through shady or and opinions of our competitors. illegal means. >> Participate in business associations with a spirit of cooperation >> Make comments that may affect the image of our competitors or and the sole goal of improving the sectors of the economy in which contribute to spreading rumors about them. we operate. >> Discuss sensitive issues regarding our strategic advantages >> Respect intellectual property and not use competitor information with our competitors, such as business strategies, competitive without their express consent. advantages, pricing and discount policy, contract terms, costs, market research, marketing strategy, accounting and management results, and the development of new products, services or technologies. >> Practice any kind of adjustment in price, production or distribution of products and services, or divide clients or territories, or yet withhold operations, products or services, in detriment of a free and fair competitive environment. For more information on the subject, please refer to our Corporate Antitrust Policy. To access the policies stated above, go to: https://itau.com.br/relacoes-com-investidores > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies 19 | How we interact with our stakeholders > CompetitorsWe must It is unacceptable to >> Promote and carry out any act of economic espionage or obtain >> Comply with the rules of free market and respect the reputation information about a competitor’s plans or actions through shady or and opinions of our competitors. illegal means. >> Participate in business associations with a spirit of cooperation >> Make comments that may affect the image of our competitors or and the sole goal of improving the sectors of the economy in which contribute to spreading rumors about them. we operate. >> Discuss sensitive issues regarding our strategic advantages >> Respect intellectual property and not use competitor information with our competitors, such as business strategies, competitive without their express consent. advantages, pricing and discount policy, contract terms, costs, market research, marketing strategy, accounting and management results, and the development of new products, services or technologies. >> Practice any kind of adjustment in price, production or distribution of products and services, or divide clients or territories, or yet withhold operations, products or services, in detriment of a free and fair competitive environment. For more information on the subject, please refer to our Corporate Antitrust Policy. To access the policies stated above, go to: https://itau.com.br/relacoes-com-investidores > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies 19 | How we interact with our stakeholders > Competitors

Public sector, political and governmental relations. The relationships and contacts maintained with the public sector and its agents, regardless of their organization, position or hierarchy, require extensive transparency, good faith, and rigorous reporting. For this reason: 20 | How we interact with our stakeholders > Public sector, political and governmental relationsPublic sector, political and governmental relations. The relationships and contacts maintained with the public sector and its agents, regardless of their organization, position or hierarchy, require extensive transparency, good faith, and rigorous reporting. For this reason: 20 | How we interact with our stakeholders > Public sector, political and governmental relations

We must

>> Keep our corporate decisions free of any partisan or ideological preferences, so as not to compromise Itaú Unibanco's impartiality.

>> In all relationships, be aware of possible conflicts of interest, in order to avoid them, as well as of the perception that others may have of our conduct, in order not to bring into question the integrity of Itaú Unibanco.

>> Limit our partnerships and contributions, such as sponsorships and donations, to actions that benefit the community and aim at improving society, as an active way of exercising our corporate citizenship.

>> Respect the expression of different opinions and the participation of managers and employees in politics, in a strictly personal manner and provided such practices do not explicitly represent the position of Itaú Unibanco nor constitute a veiled form of institutional support.

It is unacceptable to

>> Pursue personal interests to the detriment of the common good, or contribute to the private appropriation of public resources, given that these practices are detrimental to our general interests and jeopardize the reputation of Itaú Unibanco.

>> Bribe authorities, public servants, public service licensees or candidates for elected office with gifts or undue benefits, whether to facilitate or defraud business dealings or bidding processes, or to encourage them to fulfill their legal obligations or expedite routine tasks. Such practices constitute forms of corruption and are considered criminal offenses.

>> Show any kind of corporate preference through actions and statements of a political nature, which may impact relations that must remain strictly commercial.

>> Make contributions, directly or indirectly, through any company of the Conglomerate, either in Brazil or abroad, to political campaigns, candidates to public office, or political parties.

>> Condition eventual contributions (sponsorships, donations, etc.) to receiving benefits for Itaú Unibanco, for oneself, or for third parties.

For more information on the subject, please refer to our Institutional and Governmental Relations Policy.

To access the policies stated above, go to:
https://itau.com.br/relacoes-com-investidores > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies

21 | How we interact with our stakeholders > Public sector, political and governmental relations

The third sector. Itaú Unibanco’s relationship with this sector is one of the most important aspects of our corporate citizenship, insofar as it associates economic power to social investments, and strives to build a society that is more equitable in the opportunities it provides. For this reason: 22 | How we interact with our stakeholders > The third sectorThe third sector. Itaú Unibanco’s relationship with this sector is one of the most important aspects of our corporate citizenship, insofar as it associates economic power to social investments, and strives to build a society that is more equitable in the opportunities it provides. For this reason: 22 | How we interact with our stakeholders > The third sector

We must It is unacceptable to >>Build partnerships aimed at promoting the sustainable >> Form partnerships with or make contributions, such as sponsorships development of society in a manner that does not compromise the and donations, to third sector organizations based on relationships that ability of future generations to meet their own needs, within the limits are either personal or run contrary to the law or our corporate guidelines. of local legislation and in compliance with our corporate guidelines. >> Carry out social investment actions with the sole purpose of >> Use sponsorships and donations for the social, economic, advancing the company’s business interests. educational, cultural and environmental development of the communities with which we are associated. >> Condition social investments to the purchase of products or services provided by Itaú Unibanco. >> Support and encourage the social actions that Itaú Unibanco is already undertaking through its institutes and foundations. For more information on the subject, please refer to our Policy on Governance of Foundations and Institutes. 23 | How we interact with our stakeholders > The third sectorWe must It is unacceptable to >>Build partnerships aimed at promoting the sustainable >> Form partnerships with or make contributions, such as sponsorships development of society in a manner that does not compromise the and donations, to third sector organizations based on relationships that ability of future generations to meet their own needs, within the limits are either personal or run contrary to the law or our corporate guidelines. of local legislation and in compliance with our corporate guidelines. >> Carry out social investment actions with the sole purpose of >> Use sponsorships and donations for the social, economic, advancing the company’s business interests. educational, cultural and environmental development of the communities with which we are associated. >> Condition social investments to the purchase of products or services provided by Itaú Unibanco. >> Support and encourage the social actions that Itaú Unibanco is already undertaking through its institutes and foundations. For more information on the subject, please refer to our Policy on Governance of Foundations and Institutes. 23 | How we interact with our stakeholders > The third sector

Media. We realize that mass media is the first line of defense in protecting freedom of speech, the public interest and the plurality of opinions, all of which are essential values in the country’s democracy. In light of that: 24 | How we interact with our stakeholders > MediaMedia. We realize that mass media is the first line of defense in protecting freedom of speech, the public interest and the plurality of opinions, all of which are essential values in the country’s democracy. In light of that: 24 | How we interact with our stakeholders > Media

We must It is unacceptable to >> Release any information about Itaú Unibanco, or in the name of the >> Maintain an honest and independent relationship with the media, with the clear goal of helping communication outlets fulfill their company or its employees, through personal conversations, telephone, e-mail or social networks, with the goal of promoting news on the press purpose of correctly informing the public. or through influencers and opinion makers, without first consulting with Corporate Communications, as these situations may pose a risk to the >> Request assistance from the Corporate Communications and bank’s image and reputation, and cause misunderstandings with our Government Relations Departments before participating in interviews stakeholders. and media programs pertaining to Itaú Unibanco’s activities, in order to avoid misunderstandings. For more information on this subject, please refer to our Press Relations and Participation in Awards and Recognitions Policy. 25 | How we interact with our stakeholders > MediaWe must It is unacceptable to >> Release any information about Itaú Unibanco, or in the name of the >> Maintain an honest and independent relationship with the media, with the clear goal of helping communication outlets fulfill their company or its employees, through personal conversations, telephone, e-mail or social networks, with the goal of promoting news on the press purpose of correctly informing the public. or through influencers and opinion makers, without first consulting with Corporate Communications, as these situations may pose a risk to the >> Request assistance from the Corporate Communications and bank’s image and reputation, and cause misunderstandings with our Government Relations Departments before participating in interviews stakeholders. and media programs pertaining to Itaú Unibanco’s activities, in order to avoid misunderstandings. For more information on this subject, please refer to our Press Relations and Participation in Awards and Recognitions Policy. 25 | How we interact with our stakeholders > Media

Community. As a financial institution, we recognize our role as an agent for transformation and promotion of local development. We conduct ourselves in the communities where we are present by extending local access to financial services and focusing our social investments, guided by our social, economic and environmental pillars. For this reason: 26 | How we interact with our stakeholders > CommunityCommunity. As a financial institution, we recognize our role as an agent for transformation and promotion of local development. We conduct ourselves in the communities where we are present by extending local access to financial services and focusing our social investments, guided by our social, economic and environmental pillars. For this reason: 26 | How we interact with our stakeholders > Community

We must It is unacceptable to >> Promote ethics and transparency in the projects conducted by the >> Neglect or hinder local development, failing to exercise our role as an institutions and individuals with whom we interact. agent of transformation. >> Participate in the public policy discussions more closely related to For more information on this subject, please refer to our Policy For the needs of the local population, in order to disseminate high social Sustainability and Social Environmental Responsibility. impact initiatives with good potential for implementing in scale. To access the policies stated above, go to: https://itau.com.br/relacoes-com-investidores > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies >> Participate in discussions, events and initiatives that contribute to improving and strengthening the community, helping develop social programs that are a good fit for the local conditions. 27 | How we interact with our stakeholders > CommunityWe must It is unacceptable to >> Promote ethics and transparency in the projects conducted by the >> Neglect or hinder local development, failing to exercise our role as an institutions and individuals with whom we interact. agent of transformation. >> Participate in the public policy discussions more closely related to For more information on this subject, please refer to our Policy For the needs of the local population, in order to disseminate high social Sustainability and Social Environmental Responsibility. impact initiatives with good potential for implementing in scale. To access the policies stated above, go to: https://itau.com.br/relacoes-com-investidores > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies >> Participate in discussions, events and initiatives that contribute to improving and strengthening the community, helping develop social programs that are a good fit for the local conditions. 27 | How we interact with our stakeholders > Community

Good faith and our professional conductGood faith and our professional conduct

All of our actions should be carried out in good faith, and we must take responsibility for our actions and choices. For that reason, we must treat others with the fairness they expect; we must be responsible for our actions and choices; and we must provide proof of the honesty of our intentions, helping establish an environment of trust without which no business can last. 29 | Good faith and our professional conductAll of our actions should be carried out in good faith, and we must take responsibility for our actions and choices. For that reason, we must treat others with the fairness they expect; we must be responsible for our actions and choices; and we must provide proof of the honesty of our intentions, helping establish an environment of trust without which no business can last. 29 | Good faith and our professional conduct

Additionally, in order to stand out in a highly competitive market, the services we provide professional must meet the highest quality standards. conduct Such standards, however, depend on the continuous improvement of the work processes that support them, and on a motivating, collaborative and respectful work environment. Therefore, in order to maintain Itaú Unibanco’s credibility and validate our trustworthiness: 30 | Good faith and our professional conductAdditionally, in order to stand out in a highly competitive market, the services we provide professional must meet the highest quality standards. conduct Such standards, however, depend on the continuous improvement of the work processes that support them, and on a motivating, collaborative and respectful work environment. Therefore, in order to maintain Itaú Unibanco’s credibility and validate our trustworthiness: 30 | Good faith and our professional conduct

>> Share non-confidential information that may help keep others’ actions or We must decisions from becoming compromised. >> Practice dialogue, which means being open to diverging constructive >> Learn from our mistakes, acknowledging them and proposing measures to opinions, as this fosters a more pleasant work environment, favors prevent their recurrence, given their potential to cause problems for coworkers good social relations, engenders new points of view and multiplies and for Itaú Unibanco. opportunities for collaboration and innovation. >> Perform our work conscientiously, diligently and with integrity, while >> Give due recognition to the ideas and accomplishments of coworkers, safeguarding the interests of Itaú Unibanco. in order to honor their work and safeguard what is rightfully theirs. >> Know and abide by laws, regulations, and corporate policies and procedures, >> Promote relationships based on cooperation, respect for human and remain up-to-date with the required training and certifications applicable to dignity and equal treatment, thereby contributing to a work environment our work routine. that fosters growth and healthy interactions, in order to maintain a cordial climate of collaboration. >> Care for the company’s facilities, resources, equipment, machines, materials, >> In internal relations, especially between management and employees, and tools, only using them for personal purposes in case of emergency and with we must promote interactions that are based on trust, cooperation and extreme moderation. mutual respect, maintaining appropriate management practices and abiding by the labor regulations in order to avoid excesses, unnecessary >> Make responsible use of the corporate card and other benefits provided, impositions and embarrassments. such as medical and dental plans, banking products and services, meal, transportation and parking vouchers, and recreation facilities, to name a few, >> Value diversity in all our relationships, effectively promoting the right strictly observing corporate rules and showing a willingness to collaborate. to be different and contributing to an environment in which people may act according to their individual values, without prejudice of institutional values. For more information on the subject, please refer to our Diversity Policy. 31 | Good faith and our professional conduct>> Share non-confidential information that may help keep others’ actions or We must decisions from becoming compromised. >> Practice dialogue, which means being open to diverging constructive >> Learn from our mistakes, acknowledging them and proposing measures to opinions, as this fosters a more pleasant work environment, favors prevent their recurrence, given their potential to cause problems for coworkers good social relations, engenders new points of view and multiplies and for Itaú Unibanco. opportunities for collaboration and innovation. >> Perform our work conscientiously, diligently and with integrity, while >> Give due recognition to the ideas and accomplishments of coworkers, safeguarding the interests of Itaú Unibanco. in order to honor their work and safeguard what is rightfully theirs. >> Know and abide by laws, regulations, and corporate policies and procedures, >> Promote relationships based on cooperation, respect for human and remain up-to-date with the required training and certifications applicable to dignity and equal treatment, thereby contributing to a work environment our work routine. that fosters growth and healthy interactions, in order to maintain a cordial climate of collaboration. >> Care for the company’s facilities, resources, equipment, machines, materials, >> In internal relations, especially between management and employees, and tools, only using them for personal purposes in case of emergency and with we must promote interactions that are based on trust, cooperation and extreme moderation. mutual respect, maintaining appropriate management practices and abiding by the labor regulations in order to avoid excesses, unnecessary >> Make responsible use of the corporate card and other benefits provided, impositions and embarrassments. such as medical and dental plans, banking products and services, meal, transportation and parking vouchers, and recreation facilities, to name a few, >> Value diversity in all our relationships, effectively promoting the right strictly observing corporate rules and showing a willingness to collaborate. to be different and contributing to an environment in which people may act according to their individual values, without prejudice of institutional values. For more information on the subject, please refer to our Diversity Policy. 31 | Good faith and our professional conduct

>> Avoid losing control of personal finances, as this may lead to moral, We must psychological, and social problems. We should manage our personal and family finances prudently and responsibly, using financial resources conscientiously. >> Respect the right to freedom of political and religious association, as well as the right to unionize, complying with labor conventions and union >> Base our investments, financing and loans on public information, abiding agreements, and abiding by labor rights and obligations. by the law and political restrictions, as per internal policies, standards, and procedures that prohibit the use of privileged information. >> Follow sustainable consumption guidelines by not wasting resources, such as water, power, paper, disposables, office supplies, fuel and other >> Communicate any breach of this Code and related corporate policies to materials, in an effort to protect the environment and also recycle management, or through appropriate channels, demonstrating vigilance and a whenever possible. spirit of cooperation with Itaú Unibanco. >> Support and respect optional and voluntary participation in fundraisers and collection drives to purchase presents for coworkers or throw company parties, secret Santa gatherings or donation campaigns, while keeping the amounts donated confidential in order to maintain a healthy and friendly work environment. We recommend being prudent and sensible about the amount of money collected, in order to avoid excesses, suspicions and gossip. >> Avoid organizing raffles, betting pools or games with prizes. >> Inform our direct supervisors of any intention to run for public office, at least three months prior to filing a candidacy, in order to minimize disruption to the provision of services. 32 | Good faith and our professional conduct>> Avoid losing control of personal finances, as this may lead to moral, We must psychological, and social problems. We should manage our personal and family finances prudently and responsibly, using financial resources conscientiously. >> Respect the right to freedom of political and religious association, as well as the right to unionize, complying with labor conventions and union >> Base our investments, financing and loans on public information, abiding agreements, and abiding by labor rights and obligations. by the law and political restrictions, as per internal policies, standards, and procedures that prohibit the use of privileged information. >> Follow sustainable consumption guidelines by not wasting resources, such as water, power, paper, disposables, office supplies, fuel and other >> Communicate any breach of this Code and related corporate policies to materials, in an effort to protect the environment and also recycle management, or through appropriate channels, demonstrating vigilance and a whenever possible. spirit of cooperation with Itaú Unibanco. >> Support and respect optional and voluntary participation in fundraisers and collection drives to purchase presents for coworkers or throw company parties, secret Santa gatherings or donation campaigns, while keeping the amounts donated confidential in order to maintain a healthy and friendly work environment. We recommend being prudent and sensible about the amount of money collected, in order to avoid excesses, suspicions and gossip. >> Avoid organizing raffles, betting pools or games with prizes. >> Inform our direct supervisors of any intention to run for public office, at least three months prior to filing a candidacy, in order to minimize disruption to the provision of services. 32 | Good faith and our professional conduct

>> Engage in bullying, which causes psychological harm to the victim and It is unacceptable to hurts workplace relations. >> Cause others to incur a loss or mislead them into error, even if this >> Censor the freedom of expression of managers, employees or any other benefits Itaú Unibanco. stakeholder, as this restricts the availability of ideas and opportunities, while also harming personal relations. >> Present personal ideas, opinions and preferences as if they were those of Itaú Unibanco, its managers or employees, as this undermines >> Punish or retaliate against anyone for reporting to the appropriate trust and the fostering of a collaborative environment. channels any instance of harassment, discrimination, abuse of power, favoritism, or any other breach of this Code and related corporate policies, as >> Use Itaú Unibanco’s name or one’s position, and consequently one’s this would create a climate of persecution, fear and mistrust. influence, to obtain benefits or advantages of any kind for oneself or third parties, thereby putting one’s own reputation and that of the >> Carry out business of a personal nature based on information belonging company at risk. to Itaú Unibanco, or to the detriment of one’s own responsibilities as an employee. >> Discriminate or connive in discrimination against anyone on the basis of gender, culture, ethnicity, race, color, social status, religion, age, marital >> Buy or sell from/to other managers or employees goods or services while at status, sexual orientation, political or philosophical convictions, permanent Itaú Unibanco facilities, for financial gain for oneself or third parties, in order to or temporary physical characteristics, disabilities, or any other reason, for avoid wasting productive time and embarrassing colleagues. this would be an act of intolerance and an affront to their dignity. >> Solicit from or give loans to colleagues, as this may lead to >> Practice or tolerate moral or sexual harassment, which damages misunderstandings and be detrimental to a good work environment. the personal integrity of the victims, results in legal consequences and creates a toxic work environment. 33 | Good faith and our professional conduct>> Engage in bullying, which causes psychological harm to the victim and It is unacceptable to hurts workplace relations. >> Cause others to incur a loss or mislead them into error, even if this >> Censor the freedom of expression of managers, employees or any other benefits Itaú Unibanco. stakeholder, as this restricts the availability of ideas and opportunities, while also harming personal relations. >> Present personal ideas, opinions and preferences as if they were those of Itaú Unibanco, its managers or employees, as this undermines >> Punish or retaliate against anyone for reporting to the appropriate trust and the fostering of a collaborative environment. channels any instance of harassment, discrimination, abuse of power, favoritism, or any other breach of this Code and related corporate policies, as >> Use Itaú Unibanco’s name or one’s position, and consequently one’s this would create a climate of persecution, fear and mistrust. influence, to obtain benefits or advantages of any kind for oneself or third parties, thereby putting one’s own reputation and that of the >> Carry out business of a personal nature based on information belonging company at risk. to Itaú Unibanco, or to the detriment of one’s own responsibilities as an employee. >> Discriminate or connive in discrimination against anyone on the basis of gender, culture, ethnicity, race, color, social status, religion, age, marital >> Buy or sell from/to other managers or employees goods or services while at status, sexual orientation, political or philosophical convictions, permanent Itaú Unibanco facilities, for financial gain for oneself or third parties, in order to or temporary physical characteristics, disabilities, or any other reason, for avoid wasting productive time and embarrassing colleagues. this would be an act of intolerance and an affront to their dignity. >> Solicit from or give loans to colleagues, as this may lead to >> Practice or tolerate moral or sexual harassment, which damages misunderstandings and be detrimental to a good work environment. the personal integrity of the victims, results in legal consequences and creates a toxic work environment. 33 | Good faith and our professional conduct

>> Practice or tolerate business transactions or operations, or fail to comply It is unacceptable to with internal safety procedures, that may contribute or lead to illicit or criminal acts (including transnational activities), such as corruption, bribery, money >> Spread rumors and ill-intentioned comments about coworkers, laundering, funding terrorism, or fraud, as this would break the law and expose competitors, clients, suppliers or business partners, which could be Itaú Unibanco to severe penalties. disconcerting and embarrassing, or even lead to retaliation against oneself and Itaú Unibanco. For more information on the subject, please refer to our Corporate Policy for Prevention and Fight Against Illegal Acts and Anti-corruption Corporate Policy. >> Use social networks or any other means of communication external to the Itaú Unibanco in order to convey confidential information or >> Promote or disseminate any content that is contrary to Itaú Unibanco’s share work-related images or information that may compromise the values and guidelines, including pornographic, discriminatory or illegal content. safety, reputation or image of Itaú Unibanco and its management and employees, or of third parties. >> Behave inappropriately at company functions and internal celebrations, >> Talk to the press in the name of Itaú Unibanco or any of its companies, trips, parties and other company events, including consuming too much alcohol; by any means, without prior authorization. Only authorized personnel instead, always seek to preserve healthy work relationships and a positive are prepared to properly interact with the media. environment. For more information on this subject, please refer to our Press Relations >> Use illegal drugs, jeopardizing Itaú Unibanco’s image and compromising and Participation in Awards and Recognitions Policy. workplace productivity and the work environment. To access the policies stated above, go to: https://itau.com.br/relacoes-com-investidores > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies 34 | Good faith and our professional conduct>> Practice or tolerate business transactions or operations, or fail to comply It is unacceptable to with internal safety procedures, that may contribute or lead to illicit or criminal acts (including transnational activities), such as corruption, bribery, money >> Spread rumors and ill-intentioned comments about coworkers, laundering, funding terrorism, or fraud, as this would break the law and expose competitors, clients, suppliers or business partners, which could be Itaú Unibanco to severe penalties. disconcerting and embarrassing, or even lead to retaliation against oneself and Itaú Unibanco. For more information on the subject, please refer to our Corporate Policy for Prevention and Fight Against Illegal Acts and Anti-corruption Corporate Policy. >> Use social networks or any other means of communication external to the Itaú Unibanco in order to convey confidential information or >> Promote or disseminate any content that is contrary to Itaú Unibanco’s share work-related images or information that may compromise the values and guidelines, including pornographic, discriminatory or illegal content. safety, reputation or image of Itaú Unibanco and its management and employees, or of third parties. >> Behave inappropriately at company functions and internal celebrations, >> Talk to the press in the name of Itaú Unibanco or any of its companies, trips, parties and other company events, including consuming too much alcohol; by any means, without prior authorization. Only authorized personnel instead, always seek to preserve healthy work relationships and a positive are prepared to properly interact with the media. environment. For more information on this subject, please refer to our Press Relations >> Use illegal drugs, jeopardizing Itaú Unibanco’s image and compromising and Participation in Awards and Recognitions Policy. workplace productivity and the work environment. To access the policies stated above, go to: https://itau.com.br/relacoes-com-investidores > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies 34 | Good faith and our professional conduct

* # + the reputation of Itaú Unibanco, its managers and employees. The exemption Therefore, in order not to abuse the prerogatives of our positions and to avoid from our practices that could result in personal benefits or provide undue advantages to third parties, we must promptly notify the appropriate channels of any and all situations actions. that might result in a conflict of interest, as well as request guidance regarding the situation. We promptly For more information on the subject, please refer communicate to to our the appropriate Conflict of Interests Procedure, channels any associated to our Corporate situation that may Policy for Integrity, Ethics and Conduct. interest. To access the policies stated above, go to: https://itau.com.br/relacoes-com-investidores > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies 36 | How we manage conflicts of interest* # + the reputation of Itaú Unibanco, its managers and employees. The exemption Therefore, in order not to abuse the prerogatives of our positions and to avoid from our practices that could result in personal benefits or provide undue advantages to third parties, we must promptly notify the appropriate channels of any and all situations actions. that might result in a conflict of interest, as well as request guidance regarding the situation. We promptly For more information on the subject, please refer communicate to to our the appropriate Conflict of Interests Procedure, channels any associated to our Corporate situation that may Policy for Integrity, Ethics and Conduct. interest. To access the policies stated above, go to: https://itau.com.br/relacoes-com-investidores > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies 36 | How we manage conflicts of interest

Information and know-how. We use our information, knowledge and intellectual property for the good of Itaú Unibanco and, when applicable and within given guidelines, for the good of our stakeholders. How we use information and available know-how, such as knowledge, techniques, technologies, methods, systems and software, to list a few examples, can lead to positive or negative results, given that the use of such assets can impact both the business and people’s reputations. < both professionally and personally. In this sense: 37 | How we manage conflicts of interest > Information and know-howInformation and know-how. We use our information, knowledge and intellectual property for the good of Itaú Unibanco and, when applicable and within given guidelines, for the good of our stakeholders. How we use information and available know-how, such as knowledge, techniques, technologies, methods, systems and software, to list a few examples, can lead to positive or negative results, given that the use of such assets can impact both the business and people’s reputations. < both professionally and personally. In this sense: 37 | How we manage conflicts of interest > Information and know-how

We must It is unacceptable to >> Be diligent in using information safety and cyber safety tools, in >> Use non-public information belonging to Itaú Unibanco, or to any order to ensure data confidentiality. third party, for personal purposes, or divulge them to third parties without requesting prior consent from the owners of the information, >> Respect the privacy of our clients, suppliers, stakeholders, and or in violation of internal or external regulations, as this may harm all other audiences with whom we interact or from whom we obtain Itaú Unibanco and its stakeholders. information, keeping the confidentiality of their records, information, operations and contracted services, so as not to jeopardize the trust we have earned. >> Remove copies of documents, processes, methodologies or software from Itaú Unibanco even if they were developed by a >> Protect and prevent the disclosure of any and all documents manager or an employee in his or her workplace, as this is intellectual or information that might cause discomfort or losses to people or property that belongs to the company. companies. Make sure that private information only circulates within authorized departments. >> Publish on social networks any non-public information that is the property of Itaú Unibanco or any of its companies, as well as spread >> Request authorization from a director before using information rumors or in any way harm the image of managers, employees, the or know-how that is not in the public domain in external activities or bank itself, or its stakeholders. publications, such as: classes, conferences, talks, academic papers, books, magazines and social media (social networks, video or photo For more information on the subject, please refer to our Corporate sharing websites, blogs, etc.), given that the disclosure or distortion Policy on Information Security and Cybersecurity. of such information may cause financial losses, favor competitors or To access the policies stated above, go to: impact Itaú Unibanco’s image and business in a negative manner. https://itau.com.br/relacoes-com-investidores > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies 38 | How we manage conflicts of interest > Information and know-howWe must It is unacceptable to >> Be diligent in using information safety and cyber safety tools, in >> Use non-public information belonging to Itaú Unibanco, or to any order to ensure data confidentiality. third party, for personal purposes, or divulge them to third parties without requesting prior consent from the owners of the information, >> Respect the privacy of our clients, suppliers, stakeholders, and or in violation of internal or external regulations, as this may harm all other audiences with whom we interact or from whom we obtain Itaú Unibanco and its stakeholders. information, keeping the confidentiality of their records, information, operations and contracted services, so as not to jeopardize the trust we have earned. >> Remove copies of documents, processes, methodologies or software from Itaú Unibanco even if they were developed by a >> Protect and prevent the disclosure of any and all documents manager or an employee in his or her workplace, as this is intellectual or information that might cause discomfort or losses to people or property that belongs to the company. companies. Make sure that private information only circulates within authorized departments. >> Publish on social networks any non-public information that is the property of Itaú Unibanco or any of its companies, as well as spread >> Request authorization from a director before using information rumors or in any way harm the image of managers, employees, the or know-how that is not in the public domain in external activities or bank itself, or its stakeholders. publications, such as: classes, conferences, talks, academic papers, books, magazines and social media (social networks, video or photo For more information on the subject, please refer to our Corporate sharing websites, blogs, etc.), given that the disclosure or distortion Policy on Information Security and Cybersecurity. of such information may cause financial losses, favor competitors or To access the policies stated above, go to: impact Itaú Unibanco’s image and business in a negative manner. https://itau.com.br/relacoes-com-investidores > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies 38 | How we manage conflicts of interest > Information and know-how

Kinship and proximity. Referring or hiring relatives or closely related persons is = interest, the candidates must be evaluated by management and the Ethics Consultancy. This group includes spouses, blood relatives, relatives @ grandparents, etc.) and descendant (children, grandchildren, etc.), lateral relatives (brothers-in-law, cousins, nephews, sons-in-law, daughters-in-law, etc.), stable partners and affective relationship partners. That being established: It is understood by proximity relations, for example, boyfriends, stable partners, people who live together etc. 39 | How we manage conflicts of interest > Kinship and proximityKinship and proximity. Referring or hiring relatives or closely related persons is = interest, the candidates must be evaluated by management and the Ethics Consultancy. This group includes spouses, blood relatives, relatives @ grandparents, etc.) and descendant (children, grandchildren, etc.), lateral relatives (brothers-in-law, cousins, nephews, sons-in-law, daughters-in-law, etc.), stable partners and affective relationship partners. That being established: It is understood by proximity relations, for example, boyfriends, stable partners, people who live together etc. 39 | How we manage conflicts of interest > Kinship and proximity

We must It is unacceptable to >> Inform our direct managers and the person responsible for hiring >> Allow conflicts of interest or the practice of favoritism resulting (internal or external) should we want to refer a relative or a close rela- from a familial or otherwise close relationship with managers or tion, or even someone who is being transferred or reassigned, so any employees. conflicts and impediments can be determined and assessed. >> Allocate people with familial or otherwise close relationships to the If there are any questions regarding a possible conflict of interests, same branch or physical location, such as platforms, nuclei, centers, the Ethics Consultancy must be informed. digital branches, investment consulting offices and USO. Important: in Brazil, all familial or otherwise close relationships must be registered at the corporate Portal. 40 | How we manage conflicts of interest > Kinship and proximityWe must It is unacceptable to >> Inform our direct managers and the person responsible for hiring >> Allow conflicts of interest or the practice of favoritism resulting (internal or external) should we want to refer a relative or a close rela- from a familial or otherwise close relationship with managers or tion, or even someone who is being transferred or reassigned, so any employees. conflicts and impediments can be determined and assessed. >> Allocate people with familial or otherwise close relationships to the If there are any questions regarding a possible conflict of interests, same branch or physical location, such as platforms, nuclei, centers, the Ethics Consultancy must be informed. digital branches, investment consulting offices and USO. Important: in Brazil, all familial or otherwise close relationships must be registered at the corporate Portal. 40 | How we manage conflicts of interest > Kinship and proximity startup, restaurant, teaching... activities and associations. (Including personal relations with clients, suppliers and business partners.) Relationships between managers or employees and other companies, activities or individuals may lead to favoritism, which could tarnish or damage reputations. As a result: 41 | How we manage conflicts of interest > Out-of-office activities and associationsstartup, restaurant, teaching... activities and associations. (Including personal relations with clients, suppliers and business partners.) Relationships between managers or employees and other companies, activities or individuals may lead to favoritism, which could tarnish or damage reputations. As a result: 41 | How we manage conflicts of interest > Out-of-office activities and associations

We must

>> Inform our direct managers about any intention to join or assume roles in societies or other organizations. If there are any questions as to whether or not the new activity conflicts with our professional activities or with the bank's activities, we must contact the Ethics Consultancy.

>> Request assistance to the Ethics Consultancy before entering into private business transactions or partnerships with companies that are clients, suppliers or business partners of Itaú Unibanco, or with the employees or managers of those companies.

>> To seek Ethics Consultancy before contracting or maintaining relationships with suppliers, contractors or business partners, who have relationships with managers or employees (e.g. kinship, participation in the company etc.). To access pontencial conflict of interest.

It is unacceptable to

>> Conduct business or enter partnerships with employees or companies that are Itaú Unibanco clients, suppliers, business partners, or competitors, or that maintain any form of relationship with Itaú Unibanco that may lead to conflicts of interest, without previously seeking consent from the Ethics Consultancy and complying with corporate guidelines.

>> Work as a freelancer or as manager, employee, service provider, consultant, advisor, partner, managing partner, investing partner, technical supervisor, etc., at another organization whose activities conflict in any way with the activities of Itaú Unibanco, whether for their nature or because of time demands upon Itaú Unibanco personnel.

42 | How we manage conflicts of interest > Out-of-office activities and associations

< may be granted as Gifts and a means of creating contributions. parties or improving business relations, they can easily be Out-of-company relationships or business practices construed as ways may, nowadays, be considered attempts at enticement, of circumventing the Q rules or illegitimately commercially and politically. advancing business. For example, this may include invitations to meals, gifts, In view of this delicate bonuses, prizes, discounts on personal transactions, issue: business or leisure trips, tickets to sporting events, concerts or cultural events, as well as favors of any kind. 43 | How we manage conflicts of interest > Gifts and contributions < may be granted as Gifts and a means of creating contributions. parties or improving business relations, they can easily be Out-of-company relationships or business practices construed as ways may, nowadays, be considered attempts at enticement, of circumventing the Q rules or illegitimately commercially and politically. advancing business. For example, this may include invitations to meals, gifts, In view of this delicate bonuses, prizes, discounts on personal transactions, issue: business or leisure trips, tickets to sporting events, concerts or cultural events, as well as favors of any kind. 43 | How we manage conflicts of interest > Gifts and contributions

We must It is unacceptable to >> Prohibit the acceptance and offering of such benefits that >> Suggest, offer, give, promise or receive gifts, contributions or could, directly or indirectly, create ties or commitments that may be favors of any kind to or from government officials, companies in detrimental to the candor of business. Nevertheless, such practices the public, private or third sectors, members of political parties or are authorized when standard business practices require the government bodies, in exchange for or for the purpose of advancing exchange of gifts, provided the limits established by corporate rules Itaú Unibanco’s business, operations or activities, or with the goal of pertaining to the subject are observed. obtaining improper benefits for oneself or third parties. >> Make contributions on behalf of Itaú Unibanco (sponsorships or >> As a manager or employee of Itaú Unibanco’s Procurement donations) in compliance with corporate rules regarding the subject. Department, or respective departments in other companies of the Conglomerate, accept or offer gifts or contributions, of any kind or value, even if small gifts, as this may raise suspicions. For more information on the subject, please refer to our Conflict of Interests Procedure, associated to our Corporate Policy for Integrity, Ethics and Conduct. To access the policies stated above, go to: https://itau.com.br/relacoes-com-investidores > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies 44 | How we manage conflicts of interest > Gifts and contributionsWe must It is unacceptable to >> Prohibit the acceptance and offering of such benefits that >> Suggest, offer, give, promise or receive gifts, contributions or could, directly or indirectly, create ties or commitments that may be favors of any kind to or from government officials, companies in detrimental to the candor of business. Nevertheless, such practices the public, private or third sectors, members of political parties or are authorized when standard business practices require the government bodies, in exchange for or for the purpose of advancing exchange of gifts, provided the limits established by corporate rules Itaú Unibanco’s business, operations or activities, or with the goal of pertaining to the subject are observed. obtaining improper benefits for oneself or third parties. >> Make contributions on behalf of Itaú Unibanco (sponsorships or >> As a manager or employee of Itaú Unibanco’s Procurement donations) in compliance with corporate rules regarding the subject. Department, or respective departments in other companies of the Conglomerate, accept or offer gifts or contributions, of any kind or value, even if small gifts, as this may raise suspicions. For more information on the subject, please refer to our Conflict of Interests Procedure, associated to our Corporate Policy for Integrity, Ethics and Conduct. To access the policies stated above, go to: https://itau.com.br/relacoes-com-investidores > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies 44 | How we manage conflicts of interest > Gifts and contributions

Code of Ethics scope, management, and useCode of Ethics scope, management, and use

Doubts about what decision should be taken? When you have a question about how to proceed with a Code of Ethics issue, try to answer the questions below. (yes) If your answer for the questions in green is “yes”, (no) or “no” for the questions in red, you’re on the right path. In case of doubt, contact the Ethics Consultancy. 46 | Code of Ethics scope, management, and use > Doubts about what decision should be taken?Doubts about what decision should be taken? When you have a question about how to proceed with a Code of Ethics issue, try to answer the questions below. (yes) If your answer for the questions in green is “yes”, (no) or “no” for the questions in red, you’re on the right path. In case of doubt, contact the Ethics Consultancy. 46 | Code of Ethics scope, management, and use > Doubts about what decision should be taken?

Questions.

1 Am I making this decision based on the guidelines of the Code of Ethics or its related policies? Have I read its content before making this decision?

2 My decision will, at the same time, help the bank and the public related to it (e.g. Clients, partners etc.)?

3 Could I publicly justify my decision?

4 When consulting my manager about the matter, the Ethics Council or other support area, am I revealing all aspects and factors related to this fact?



1 Am I making this decision based on what others have said, without knowing the rules or even knowing that it may not be in accordance with internal and external standards?

2 Does the decision to be taken only concern my own interests and/or third parties related to me?

3 If I make this decision, will I have any kind of embarrassment in communicating my boss, co-workers or family and friends?

4 If I don't make this decision, perhaps omitting myself, could it harm the bank, an employee or protect someone who committed a misconduct or even an unlawful act?

47 | Code of Ethics scope, management, and use > Questions

The Itaú Unibanco Code of Ethics...



is a public document. It has been approved by the Board of Directors of Itaú Unibanco Holding S.A. and indiscriminately applies to all managers and employees of the Itaú Unibanco Conglomerate in Brazil and abroad.

Compliance with the Code of Ethics and the principles and values of Itaú Unibanco Conglomerate is ensured through a set of guidelines, processes and collegiate bodies called the Integrity and Ethics Program.

The Integrity and Ethics Program is set forth in the Corporate Policy on Integrity, Ethics and Conduct which covers:

>> Complementary guidelines that the Code of Ethics regarding conduct in the relationship with the various stakeholders, situations of potential conflict of interests and prevention of unlawful acts;

>> Program governance, including communication and training, stakeholder responsibilities, monitoring and protection of whistleblowers;

>> Responsibility of the Integrity and Ethics Committees in defining and ensuring the application of Program guidelines and the Audit Committee in monitoring the actions defined.

Rules that are more restrictive than those set forth in this Code of Ethics may be adopted by the departments and companies belonging to the Itaú Unibanco Conglomerate.

In the international units, the specific local policies related to the subjects covered in this Code must be consulted and followed.

Every Itaú Unibanco Conglomerate manager and/or employee must formally agree to the Integrity Policies Declaration, annually.

48 | Code of Ethics scope, management, and use > The Itaú Unibanco Code of Ethics

>> The investigation will be kept For more information = Channels for regarding help and reporting >> Anonymity will be guaranteed if so channels, informant desired; guidance and protection policies and >> The investigation will be impartial and disciplinary actions, please independent; see the Corporate Integrity, reporting. Ethics and Conduct Policy, >> Unfounded or inconsistent reports or available on the internal accusations will be disregarded; portal of the Itaú Unibanco Concerns and exceptions related to the Code of >> People who make accusations in bad Conglomerate companies Ethics and the Corporate Integrity, Ethics and faith and with the intent of harming others and on the Investor Relations Conduct Policy, and its procedures, should be sent will be subject to disciplinary actions; website: https://itau.com.br/ to the Ethics Consultancy or to the local channels >> Disciplinary actions have been put in relacoes-com-investidores. in the international units. place to prevent any form of retaliation. See bellow how to access This means that, whenever we encounter a guidance and reporting Problems or situations that have not been breach or a suspected breach of a guideline, law, channels. addressed by this Code of Ethics may arise regulation or standard, we must promptly report and will be analyzed on a case to case basis. it to the appropriate channels, according to the To access the policies stated above, go to: If you have any questions, please ask! following conditions: https://itau.com.br/relacoes-com-investidores > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies 49 | Code of Ethics scope, management, and use > Channels for guidance and reporting>> The investigation will be kept For more information = Channels for regarding help and reporting >> Anonymity will be guaranteed if so channels, informant desired; guidance and protection policies and >> The investigation will be impartial and disciplinary actions, please independent; see the Corporate Integrity, reporting. Ethics and Conduct Policy, >> Unfounded or inconsistent reports or available on the internal accusations will be disregarded; portal of the Itaú Unibanco Concerns and exceptions related to the Code of >> People who make accusations in bad Conglomerate companies Ethics and the Corporate Integrity, Ethics and faith and with the intent of harming others and on the Investor Relations Conduct Policy, and its procedures, should be sent will be subject to disciplinary actions; website: https://itau.com.br/ to the Ethics Consultancy or to the local channels >> Disciplinary actions have been put in relacoes-com-investidores. in the international units. place to prevent any form of retaliation. See bellow how to access This means that, whenever we encounter a guidance and reporting Problems or situations that have not been breach or a suspected breach of a guideline, law, channels. addressed by this Code of Ethics may arise regulation or standard, we must promptly report and will be analyzed on a case to case basis. it to the appropriate channels, according to the To access the policies stated above, go to: If you have any questions, please ask! following conditions: https://itau.com.br/relacoes-com-investidores > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies 49 | Code of Ethics scope, management, and use > Channels for guidance and reporting

Channels

for receiving whistleblowing calls and doubts.

Ethics Consultancy

Questions about:

- Itaú Unibanco Code of Ethics;
- Conflicts of interest;
- Ethical dilemmas;
- Corporate Integrity, Ethics and Conduct Policy;
- Procedure for conflicts of interest;
- Corporate Corruption Prevention Policy.

Contacts:

- Internal email: COMITE DE INTEGRIDADE E ETICA
- External email: comitedeintegridadeeetica@itau-unibanco.com.br

Inspectors' Office Superintendence

Questions, suspicions and reports:

- Electronic channel fraud;
- Document fraud of any kind;
- Acts of corruption and bribery;
- Theft and robbery of units and branches, clients and employees;
- Burglary in general;
- Kidnapping for ransom;
- Information, physical, personal and asset security incidents;
- Inappropriate conduct by employees.

Contacts:

- Telephone: 0800 723 0010 and 0300 100 0341
- Internal email: Inspetoria;
- External emails: inspetoria@itau-unibanco.com.br and fornecedores_relatos@itau-unibanco.com.br;
- Website: https://www.itau.com.br/atendimento-itau/para-voce/denuncia/
- Internal correspondence address: Gerência de Inspetoria/ São Paulo;
- External address:
A/C Inspetoria –Av. Dr. Hugo Beolchi, 900 – Torre Eudoro Villela, piso -1 – São Paulo – SP – CEP: 04310-030

Ombudsman Superintendence

Complaints, etc., about:

- Interpersonal conflicts and conflicts of interest in the workplace.

Contacts:

- Corporate Portal: Made for me › Ombudsman › Contact us
- Telephone: 0800 721 4040.
- Internal email: Ombudsman
- External emails:
ombudsman@ombudsman.itau-unibanco.com.br or ombudsman.itub@terra.com.br
- Contact made in person

Audit Committee

Questions and reports about:

- Non-compliance with laws or regulations;
- Auditing, accounting and internal controls fraud and errors.

Contacts:

- Internal email: COMITE AUDITORIA;
- External email: comite.auditoria@itau-unibanco.com.br
- Mail:
  A/C Comitê de Auditoria Itaú Unibanco Holding S.A. Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, 9º Andar São Paulo – SP – CEP: 04344-902.

50 | Code of Ethics scope, management, and use > Channels

Disciplinary actions. Failure to comply with the guidelines provided in this Code of Ethics and the Corporate Integrity, Ethics and Conduct Policy, as well as their procedures and other internal policies, may result in administrative penalties established by the internal standards of Itaú Unibanco Conglomerate. 51 | Code of Ethics scope, management, and use > Disciplinary actionsDisciplinary actions. Failure to comply with the guidelines provided in this Code of Ethics and the Corporate Integrity, Ethics and Conduct Policy, as well as their procedures and other internal policies, may result in administrative penalties established by the internal standards of Itaú Unibanco Conglomerate. 51 | Code of Ethics scope, management, and use > Disciplinary actions

Ethics is non-negotiable, we count on you.Ethics is non-negotiable, we count on you.